July 29, 2011

VIA EDGAR AND FACSIMILE

Unites States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:    Amanda Ravitz, Assistant Director

    Ruairi Regan, Staff Attorney

    Tim Buchmiller, Reviewing Attorney

Re:	CSR plc Registration Statement on Form F-4 File No. 333-173590

Acceleration Request

Requested Date:	July 29, 2011
Requested Time:	5:30 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CSR plc (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-4 (No. 333-173590) be declared effective on the “Requested Date” and at the “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective via facsimile to me at +44 1223 692005, as well as to David J. Segre and Steven V. Bernard at (650) 493-6811.

Respectfully submitted,

CSR plc

/s/ Will Gardiner
Will Gardiner
Chief Financial Officer